Exhibit 99.1

IQM Quantum Computers Plc
Total number of voting rights and shares

IQM Quantum Computers Plc’s new shares subscribed for with warrants have been registered with the Finnish Trade Register

IQM Quantum Computers Plc, Stock Exchange Release, July 16, 2026 at 17:15 (EEST)

A total of 577,237 new shares have been subscribed for with IQM Quantum Computers Plc’s (“IQM” or the “Company”) warrants. The warrants were exercised by Kreos Capital VII Aggregator SCSp (“Kreos”) to whom the warrants were issued in connection with a financing arrangement pursuant to a warrant agreement dated December 23, 2025.

Under the warrant agreement, the warrants entitled Kreos to subscribe for a maximum of 1,015,511 shares. Kreos exercised all outstanding warrants through a net exercise, whereby instead of paying the aggregate subscription price in cash, Kreos elected to receive a reduced number of shares. As a result, 577,237 new shares were issued to Kreos. The aggregate subscription price of EUR 5,772.37 (EUR 0.01 per share) will be entered in its entirety into the Company’s reserve for invested unrestricted equity. Following this exercise of warrants, no warrants remain outstanding under the warrant agreement.

The new shares subscribed for with the warrants have been registered with the Finnish Trade Register today, July 16, 2026. As a result of the registration, the total number of IQM’s shares and votes is 263,039,597. The new shares confer shareholder rights on their holders from the date of registration. The new shares will be admitted to trading on the regulated market of Nasdaq Helsinki Ltd together with the pre-existing shares on or about July 20, 2026.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.